UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Centerra Gold Inc.

Canada
(State or other jurisdiction of incorporation)

001-40324
(Commission File Number)

Not Applicable
(I.R.S. Employer Identification No.)

1 University Avenue, Suite 1800
Toronto, Ontario
M5J 2P1
(Address of principal executive office)

Yousef Rehman, (416) 204-1953
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ________________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Centerra Gold Inc. (“Centerra”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Centerra is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Centerra’s ESTMA report is available on Centerra’s website at https://sustainability.centerragold.com/transparency-hub or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CENTERRA GOLD INC.
(Registrant)

Date: September 23, 2025		/s/ Yousef Rehman
	By:	Yousef Rehman
	Title:	Executive Vice President, Legal & Public Affairs